CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATI ON OF

ZEN HOLDING CORP.

The undersigned officer of Zen Holding Corp. ("Corporation") DOES HEREBY CERTIFY:

"1. The name of the Corporation Is Zen Holding Corp.

2. The certificate of incorporation of the Corporation Is hereby amended by striking out Articles 1substituting in lieu of said Articles the following new Article:

1. "The name of the Corporation is Millennium HealthCare Inc."

3. The foregoing Amendment of the Certificate of Incorporation was duly approved by the Corporation's Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and thereby was duly adopted by the affirmation vote of the holders of a majority of the outstanding stock entitled to vote thereon at a meeting of stockholders.

IN WITNESS WHEREOF, I have executed this Certificate of Amendment this 16th day of June, 2011.

/s/ Dominick Sartorio

Name: Dominick Sartorio

Title: CEO

1